SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH AUGUST 5, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
Corporate Tax Payer Registration 02.570.688/0001 -70
Board of Trade 53 3 0000581 - 8
Publicly Held Company

MATERIAL FACT

In compliance with Official Letter/CVM/SEP/GEA-2/N°362/05, Brasil Telecom Participações S.A. (“BTP” or “Company”) hereby transcribes the entire decision issued by the Honorable Acting-President of the Superior Court of Justice on July 29th, 2005, in the proceedings of the Jurisdiction Conflict n°. 51.650 (Case no. 2005/0108539-4), as follows:

     “Case record examined, etc.
     1. INVESTIDORES INSTITUCIONAIS FUNDO DE INVESTIMENTO EM AÇÕES, through the Complaint filed at this Court under nº. 101424, requests that a new decision be issued by this Vice-Presidency, in relation to CC (jurisdiction conflict) nº. 51.650. “reconfirming the full suspension of the effects of the decision issued by the 2nd Division of the Federal Court of Florianópolis/SC.

     The reason for this measure is, in short, the fact that “the administrators appointed by Opportunity had a “material fact” submitted to the Comissão de Valores Mobiliários [Brazilian Securities and Exchange Commission] (doc.01), and published in some of the main newspapers in the Country, reporting that the decision of the 2nd Court Division was not suspended, affirming that this Vice-Presidency had decided in favor of the illegality of the meeting…” held by Brasil Telecom on July/27/2005.

     The complainant, in short, alleges that the “material facts” published by Opportunity before CVM carry Company information to the shareholders and to the market, and in the present case of a publicly held Company with a large amount of shares spread in the market, the misinterpretation of this Vice-Presidency’s decision may induce into error “millions of investors in the financial market, especially Brasil Telecom investors”.

     2. According to the jurisdiction conflict proceeding referred above, the Presidency of this High Justice Court has granted injunction as follows:

"Thus, understanding that the requirements that authorize the measure have been complied with, I partially grant the injunction, ad referendum of the Reporting Judge, to temporarily determine the competence of the 4th Federal Division of the Judicial Section of Brasília to appreciate the urgent measures relative to the lawsuits mentioned, as well as to appreciate any other suits that  may be brought having the same purpose, i.e.: to attack directly or indirectly, at any title, the validity and effectiveness of the corporate acts necessary for the replacement of the administrators appointed by Opportunity in the Brasil Telecom controlling chain."

     Later, through Complaint nº. 100.578, the herein complainant informed about other suits pending before the 1st Federal Court Division in Maringá/PR and the 2nd Federal Court Division of Florianópolis/SC, having the purpose to discuss the replacement of the administrators appointed by Opportunity in the controlling chain of Brasil Telecom, contrary to the scope of the injunction granted by the Presidency of this Court to avoid conflicting decisions, as well as the temporary determination of competence of the 4th Federal Court Division of the Judicial Section of Brasilia to appreciate any other actions. It informed that the injunction was granted by the Federal Division of Florianópolis, for which reason it requested, among other measures, the suspension of the lawsuits mentioned, as well as the effects of the injunction granted, which was granted by this Vice-Presidency, as follows:

“In view of what has been described above, I partially grant the requests to suspend lawsuits n.º 2005.72.00.007938-1 and 2005.70.03.004530-7, as well as the effects of the decision issued by the 2nd Federal Division of the Judiciary Section of Florianópolis/SC, until further deliberation. Copies of the complaint and of the injunction issued by the President Judge should be sent to request information.”

     3. In order to avoid misunderstandings, as the one in doc. 1 attached by the complainant, I expressly affirm that all effects of the decision issued by the 2nd Federal Court Division of Florianópolis/SC are suspended until further deliberation.

     Publish and serve the parties.

     Brasília, July 29, 2005.

     MINISTER SÁLVIO DE FIGUEIREDO TEIXEIRA
     Vice-President, Acting President.”

Brasília, August 5th, 2005

Marcos de Magalhães Tourinho
Investors Relations Officer
Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Marcos de Magalhães Tourinho
Name: Marcos de Magalhães Tourinho Title: Investor Relations Officer